

Mail Stop 3720

June 4, 2009

Ms. Cynthia L. Poehlman
Chief Financial Officer
ParkerVision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, Florida 32256

> **RE: ParkerVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-22904**

Dear Ms. Poehlman:

We have reviewed your response letter dated June 1, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your response to prior comment 1 from our letter dated May 14, 2009. Though Item 101(c)(viii) of Regulation S-K does not require disclosure as a material customer, we note that your business is substantially dependent upon your license agreements with these three counterparties. They are not just material customers but are your only customers. The identity of the counterparties to your licensing agreements is material to an understanding of your financial condition and your prospects for future product and royalty revenue and is required disclosure under Item 303 of Regulation S-K, even if you have not yet received licensing revenue to date. Revise your disclosure to include the identity of the counterparty for the licensing agreement that you refer to as "Confidential Licensee."

Item 11. Executive Compensation, page 54

Compensation of Outside Directors, page 68

2.   We note your response to prior comment 4 from our letter dated May 14, 2009. Please include the revised disclosure in your amended 10-K in addition to your forthcoming proxy statement.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

3.   We note your response to prior comment 5 from our letter dated May 14, 2009. Please include revised certifications with your amended 10-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director